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                                 Schedule 13D
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                             MERCURY FINANCE COMPANY
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   589395 10 2
                                 (CUSIP Number)

                                Steven E. Ducommun
                                Bell, Boyd & Lloyd
                        70 West Madison Street, Suite 3300
                         Chicago, IL 60602  (312) 372-1121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                   May 2, 1997
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No. 589395 10 2

1     NAME OF REPORTING PERSON:  James D. Terra
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY

4     SOURCE OF FUNDS:  Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E):     ( )     None
6     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER:                                             10,564,696
8     SHARED VOTING POWER:                                                    0
9     SOLE DISPOSITIVE POWER:                                        10,564,696
10    SHARED DISPOSITIVE POWER:                                               0
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,564,696

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES:  ( )

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        5.9%

14    TYPE OF REPORTING PERSON:  IN

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                                  INTRODUCTION


          This Amendment No. 3 relates to the Schedule 13D filed by James D. Terra on July 26, 1996, and amended on March 5, 1997 and April 8, 1997 (the "Schedule 13D"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13D. The Schedule 13D is hereby amended as follows:






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ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is amended to add the following:

          This Amendment No. 3 relates to Mr. Terra's sale on the Estate's behalf of 2,181,300 Estate Shares from April 2, 1997, through May 5, 1997, in brokers' transactions effected on the New York Stock Exchange. The 2,181,300 Estate Shares were sold as follows: 203,500 shares on April 4, 1997, for an average price of $2.3136 per share; 95,100 shares on April 7, 1997, for an average price of $2.375 per share; 101,500 shares on April 9, 1997, for an average price of $2.2518 per share; 81,600 shares on April 10, 1997, for an average price of $2.2538 per share; 434,700 shares on April 16, 1997, for an average price of $2.26 per share; 20,000 shares on April 18, 1997, for an average price of $2.25 per share; 100,000 shares on April 22, 1997, for $2.00 per share; 56,500 shares on April 29, 1997, for $1.75 per share; 290,000 shares on April 30, 1997, for an average price of $1.5388 per share; 304,000 shares on May 1, 1997, for an average price of $1.5222 per share; 242,400 shares on May 2, 1997, for an average price of $1.5219 per share; and 252,000 shares on May 5, 1997, for an average price of $1.5010 per share. Mr. Terra sold the shares to raise cash to pay the Estate's general obligations.


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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


          Paragraphs (a) and (c) of Item 5 of the Schedule 13D are amended and restated to read in their entirety as follows:

          (a) Mr. Terra beneficially owns 10,564,696 shares representing 5.9% of the total Common Stock issued and outstanding on November 11, 1996.

          DISCLAIMER OF BENEFICIAL OWNERSHIP

    James D. Terra disclaims beneficial ownership of any shares of Common Stock held by the Terra Foundation For The Arts (formerly, the Terra Museum of American Art)(the "Foundation"), of which he is a director. As of May 5, 1997, the Foundation owned 5,412,288 shares of Common
    Stock, all of which were acquired through gifts to the Foundation by Daniel J. Terra. These shares are not among the shares of Common Stock reported herein.



          (c) Except as reported herein, Mr. Terra has not engaged in any transaction in the Common Stock since the date of the last transaction reported in Amendment No. 2 to this Schedule 13D.



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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 6, 1997                         /s/ James D. Terra
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                                             James D. Terra